September 8, 2005

Mr. Frederick Dwyer
Vice President, Controller and Secretary
KCS Energy, Inc.
5555 San Felipe Road, Suite 1200
Houston, Texas 77056

Re:	KCS Energy, Inc.
		Amendment No. 1 to Registration Statement on Form S-4
      Filed August 23, 2005
	File No. 333-126393

Dear Mr. Dwyer:

      We have limited our review of the above filing and your response letter dated August 23, 2005 to only the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form S-4, as amended

The Exchange Offer, page 31

Conditions to the Exchange Offer, page 37

1. We note your response to our prior comment 5 from our letter dated
August 5, 2005. We reissue our prior comment because your revised disclosure stating that you may determine in your "sole reasonable discretion" whether certain offer conditions have occurred or exist does not constitute an objective standard for the determination of whether a condition has been satisfied. Please revise to provide a standard based on objective criteria that allows a security holder to be able to verify that a condition has been satisfied.
Closing Comments

      As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Jason Wynn at (202) 551-3756 or Tangela
Richter,
Branch Chief, at (202) 551-3685 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.


Sincerely,


								H. Roger Schwall
								Assistant Director


      cc:  J. Wynn
                  T. Richter

            via facsimile
            Diana M. Hudson
            Andrews Kurth LLP
            (713) 220-4285
??

??

??

??

Mr. Frederick Dwyer
KCS Energy, Inc.
September 8, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
         MAIL STOP 7010